Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

Date: September 22, 2022

Nick Clayton (00:02):

Hello, and welcome to another SPACInsider podcast, where we bring an independent eye, interviewing the targets of SPAC transactions and their SPAC partners. I'm Nick Clayton, and this week, my colleague Marlena Haddad and I will be speaking with Len Liptak, CEO of ProSomnus Sleep Technologies. It announced a $168 million combination with Lakeshore Acquisition I Corp. in May. ProSomnus has developed a new device to treat obstructive sleep apnea that disrupts the need for millions of sufferers to be connected to ventilators at night. Len explains how the COVID-19 pandemic increased the need for sleep apnea treatments and how this deal will help power its continued commercialization. Lakeshore I CEO and chairman Bill Chen joins to tell us why it was important that ProSomnus is already generating revenue and how SPACs can still compete for quality targets in the current market. Take a listen.

Nick Clayton (00:51):

And so starting with you, Len, you've been looking at dental solutions for many years, dating back to your time at 3M and MicroDental Laboratories. So at what point in that journey did sleep apnea really stand out as a major underserved market and an opportunity for disruption?

Len Liptak (01:12):

When I worked at 3M, orthodontics was one of the areas I worked on, and one of the things orthodontics do take into consideration when building a treatment plan is the airway. So that was where I got some of the initial seeds planted. Then while working at MicroDental Laboratories, a growing number of dental providers would come up to us and say, "There's this thing called sleep apnea," and a growing number of physicians are recruiting dentists to come in and try to help them, particularly for patients who were failing their CPAP solutions.

Len Liptak (01:40):

And so we noted that as interesting, but then also did follow-up questions in surveys, interviews, and focus groups to find out what types of devices were they using, were there any unmet needs, then, of course, the obvious question of do we have any unique knowhow to bring to bear, to try to improve the situation, and through a culmination of that process, we really got this idea of yeah, there are some unmet needs, and through our shared experiences, myself, the other co-founders, we felt like we had some unique knowhow that we could bring to bear that would result in better solutions for patients, dental providers, and physicians, and so those were kind of the seeds that all came together to create ProSomnus.

Nick Clayton (02:21):

And for Bill, we've seen a lot of changes in the market since you IPO'd Lakeshore I in June 2021. And so, how wide of a net did you cast in your initial target search? And did you wind up changing your criteria at all as the market condition has developed?

Bill Chen (02:35):

It is true, the market has big change since the middle of last year until this year. There was a big drop. Equity investment was very difficult in the market. However, in terms of the target selection, our criteria, eventually, has not changed. We are looking for subsector leader, a company with higher entry barrier, higher gross margin, higher growth rate, good management team. Those principles have not changed.

Marlena Haddad (03:02):

And anyone who looks at ProSomnus's solution as compared to CPAP machines, which make up a lot of the market, can see the attraction from a patient's perspective. But even beyond comfort, what would you say are some of the other practical difficulties with CPAP that ProSomnus is able to avoid?

Len Liptak (03:21):

Yeah, great question, Marlena. The biggest issue is what is lifestyle. I don't know about you guys, but for me, I have a bedtime routine, right? So I like to read a book, I like to check out some stuff on my phone, I like to watch a Seinfeld episode. It's difficult to do that with a CPAP mask on, difficult to get up in the middle of the night and go to the bathroom with a CPAP mask on or to get up in the middle of the night and get a glass of water. And so what people really find inviting about our device and why there's a strong preference for our device is because people can have a normal bedtime routine, a normal lifestyle around sleep and sleep hygiene. It's easy to take with you on a trip, easy to keep clean. You can have a communication with your bed partner with it still in. People can still talk very clearly.

Len Liptak (04:00):

So it has more of a conformance quality element to it that people find is helpful because we don't just fall asleep the moment our head hits the pillow, right? And that's where I think our device really fits into people's lifestyle and why they prefer it.

Marlena Haddad (04:15):

So on ProSomnus's side, it feels like precision is important to making sure your devices work and conform tightly to the patient's mouth. So what are some of the sizing and material challenges that you deal with in producing each set?

Len Liptak (04:27):

Yeah, well, I think at a higher level, precision medicine is a concept that is revolutionized in the standard of care across all fields of medicine, and this is prevalent also in what we do with sleep medicine. Our devices are designed to perfectly match the patient's teeth as well as perfectly match the jaw prescription for the patient, and we do that with less than 0.3 millimeters of precision, which allows us to put the jaw in the correct position to open the airway but not over-advance the jaw so it's uncomfortable or not under-advance the jaw so that the treatment isn't as efficacious. And we've built an entire digital manufacturing process around doing this. It allows us to take advantage of high-performance, medical-grade materials and produce a product that matches the prescription, treatment plan, and the anatomy for that patient with a high degree of precision. All of that has been associated in clinical studies with improved outcomes, fewer side effects, and greater patient preference.

Nick Clayton (05:22):

Great. And unfortunately, over the past three years, I think a lot of us laymen, for the first time, heard the term comorbidities.

Len Liptak (05:28):

Yeah.

Nick Clayton (05:28):

But it's a really important thing in terms of what you're doing, because sleep apnea, as an ailment that a lot of people don't even know that they have, is contributing to a lot of other comorbidities, which can make you a risk for all sorts of other diseases, more severe, including COVID, and I'm interested in, did you see an increase in demand during the pandemic? And on that kind of education issue, what have you been seeing in terms of people becoming more and more aware of sleep apnea recently?

Len Liptak (05:52):

Yeah, fabulous question. What people don't really appreciate is that OSA is a highly prevalent disease. A billion people worldwide have it, it was 70 million people in the United States alone have it, 90% are undiagnosed, and as you say, if left untreated, it's associated with very severe comorbidities, from cardiovascular disease to increased incident of stroke, so yeah, not to mention the economic cost associated with not treating those comorbidities, not treating with the OSA.

Len Liptak (06:17):

So yeah, during COVID, I think like everyone, the first two months of COVID, the whole world stopped, but then our business bounced back really quickly and we actually demonstrated growth through COVID for all the reasons you mentioned. There was an understanding that better sleep was a great way to boost your immune system and prevent getting COVID in the first place. There are also concerns about ventilation and what ventilation might do in terms of distributing the COVID bacteria. And then also, there was a shortage of supply of CPAP, chips, and ventilation-related technologies because, rightfully, they were being used for people who needed acute care. So we did see an increased demand in devices during COVID for those reasons.

Nick Clayton (06:58):

Yeah, totally. And I want to get into some of those specifics of the product as well. For anyone who hasn't, again, seen the difference, as we mentioned, it's the difference between having a ventilator mask on your face all night connected to a machine to wearing something that I think people would recognize as being similar to the Invisalign orthodontic realignment kind of mouthguards that are clear, you put them in there.

Nick Clayton (07:18):

So your EVO, your main product, is not your only one. And so, can you talk a little bit about what the IA, CA, PH versions, who those are designed for? What do you expect the remote monitoring version that you're working on to bring from both a care standpoint and in terms of revenue stream?

Len Liptak (07:32):

So, yeah, EVO is our flagship product. That's the main one that people prescribe. But there are people who have certain conditions or fall into certain categories where they may need some of these different line extensions that you mentioned.

Len Liptak (07:45):

For example, our PH device is a Medicare-approved device. Medicare has some specific rule sets around what the device needs to have in order for it to be reimbursed under Medicare. So the PH is our Medicare derivative. It meets Medicare coding, but the good news is it's available to Medicare beneficiaries around the country.

Len Liptak (08:04):

Our CA device is for certain patients who might have TMJ jaw pain issues, where they need what's considered asymmetrical advancement, where they have to move one side of their jaw a little differently than the others. So the CA has these little adjustment mechanisms on the side that allow the provider to move the jaw asymmetrically so that the patient can be in good stable treatment for their sleep apnea while reducing the risk of triggering any jaw pain.

Len Liptak (08:31):

So those are some of the main variants that we have, the differences, and what they're for.

Nick Clayton (08:36):

And so I just think it's interesting because we're going to get into some of the other solutions that are out there, too, but for a problem that is this prevalent and that is dealt with what is such a large machine in terms of the legacy offering that what your approach does seems very simple in terms of it just holding the jaw, it has certain positions so that people do not wake themselves up by their mouth opening and breathing through their mouth in the middle of the night. It's just surprising that that is actually effective enough.

Len Liptak (09:00):

Yeah. We've been thrilled with the results of some of our recent clinical studies. We just had one which was published in March of 2022 in the Journal of Clinical Sleep Medicine, one of the frontline journals in our field, and it showed that our devices demonstrated 94% efficacy for patients with mild and moderate OSA. So we've been very pleased with the efficacy results as well as the adherence results, because, as we know, adherence is one of the things that really limits CPAP, right? CPAP is highly efficacious if somebody wears it. It blows air down your throat, it overcomes the blockage by brute force. The challenge is a lot of people have a hard time tolerating it all night and they take it off, so compliance isn't that great. But we've got multiple studies now demonstrating patients are wearing it well over seven hours per night, almost fully compliant with the therapy.

Len Liptak (09:45):

So it's that combination of efficacy of opening up the airway and compliance every night, which really leads to an effective therapy, and that's why we believe we're going to win long-term, because we have really good efficacy data and also very encouraging compliance data, which leads to an effective therapy.

Marlena Haddad (10:04):

Got it. And then looking at the competition a bit, you're not the only ones trying to disrupt legacy CPAP machines.

Len Liptak (10:11):

Yeah.

Marlena Haddad (10:11):

So can you go through some of those other treatments and just how they compare to your own, such as Inspire's approach or OAT and upper airway stimulation? What are the pros and cons of each of those?

Len Liptak (10:24):

Yeah, so the hypoglossal nerve stimulation technology is an interesting technology that whenever there's a blockage, it stimulates the tongue and clears the blockage by stimulating the tongue and causing the tongue to protrude. But it is a surgical procedure. It's an implanted surgical device. It can be expensive, it can be invasive, and I think the FDA indication is currently limiting it for people with severe OSA who fail CPAP, but it is a viable solution that is considered by many physicians.

Len Liptak (10:54):

So that's kind of the main one that's competing with CPAP. Then there are these traditional oral devices, the traditional devices that came before ProSomnus. They can go in the mouth and they can push the jaw forward, but they push the jaw forward in somewhat of an arbitrary way, and this is really where our precision advantage comes into play because it's important not just to push the jaw forward. It's important to push the jaw forward in precisely the correct spot, because if you push the jaw forward too far, it can trigger side effects or potentially even close the airway. So it's really important to advance the jaw and hold it in place all night in the right position, and that's why we wanted to really get involved in more of a precision solution for sleep medicine.

Marlena Haddad (11:35):

Got it. And can you tell us a bit about your costs? What exactly are your costs like for the patient and yourself in making the EVO, and what are you working on improving in terms of margin moving forward?

Len Liptak (11:48):

Great question. We sell our devices to the healthcare provider and then the healthcare provider charges the patient for the full services rendered, and so those can range 3,000 bucks, plus or minus. But for the large part, if a patient has medical insurance, it's covered by their medical insurance. Oral appliance therapy is a covered benefit by most major payers. So whatever the out of pocket happens to be or wherever the deductible happens to be at that time, that's what the patient would pay. We charge the healthcare provider a fee for our product and then basically, they pay us net 30, pretty straightforward DSO on that. So it's a fairly simple business model because we're not involved in the insurance reimbursement game at all. That's what the provider does.

Len Liptak (12:35):

In terms of gross margin, there are a number of things that we have planned that are going to expand our gross margin. Automation is the main one. We continue to automate our processes, which allows us to do more at scale. The other thing that we have in places are milling robots. They have an artificial intelligence component to them, where they learn how to mill the patterns out of the material and then they take that data and they learn from it so that the next time they have to mill a pattern, they're smarter about how to mill that pattern. You can imagine if the robot is jumping around the puck material, it's going to be less efficient with milling out that pattern. So as it learns, it gets better at shaping the pattern, and that gives us better yield rates, right? It ultimately shows up in gross margin.

Len Liptak (13:19):

Same thing from a design perspective. We take custom digital information that's provided to us from the healthcare provider and we feed it into a design software that is driven by algorithms so that that design software is basically auto-designing the device, and then we have operators who are really doing quality assurance checks along the way. But again, that has a built-in learning component so that the software gets smarter over time. It does a better job of designing those to those custom personalized devices faster, so we get better yield rates, and that gives us gross margin leverage.

Len Liptak (13:52):

So there are a lot of ways that we're very excited about how we can expand our gross margin here, but that's why we're excited to be doing this SPAC with Bill, because a lot of those things also do require investment in technology. We know how to do it. We just need the capital to go ahead and do it.

Nick Clayton (14:04):

Well, and that segues beautifully into what I wanted to get into next, which is the SPAC side of things. And it's really kind of a question for both of you in that, Len, on your side, how did you come to the conclusion that now was the right time to go public, and why did you ultimately opt for a SPAC rather than an IPO? And for Bill, what was the thing that sort of jumped out about ProSomnus during your target search?

Bill Chen (14:24):

The process for our target selection, as I said, we are focusing on a sector with higher growth potential, no ceiling of the market, bigger addressable market, and ProSomnus is a perfect example. We see this as something like a disruptive technology. In North America, we see the market as a multi-billion dollar, and on a global basis, over 50 billion dollars.

Bill Chen (14:49):

As I travel on global business, I saw many clinics on this sleeping problems. And we have a request from other countries. I was from China originally, and I have friends in Asia, in Japan and Singapore. So those patients or people have interest in this product, have a request in the future, after merger, work with ProSomnus on a technology licensing basis. So we see the potential of the company to grow.

Bill Chen (15:22):

And also, we like the management team. Since my first time I met Len and the team in last year, August, yeah, I had a very good impression of the team, the whole team, and the business model, product, potential. So the whole thing make us make a decision to work with ProSomnus.

Len Liptak (15:43):

From our perspective, we ran a process where we looked at about a dozen different SPAC sponsors. We were looking for a SPAC sponsor who both shared in our vision and interest in growing the company, also was the right size so that it gave us the opportunity to raise the cash we needed to fund the growth of the company without creating too much dilution for existing shareholders. We met Bill and the Lakeshore team very early in our process, and by the time we got to the end of our process, we felt that Lakeshore was a great fit for ProSomnus, given the size of Lakeshore and the rapport that we developed with Bill.

Nick Clayton (16:17):

Oh, great. And for Bill, we've seen it being an incredibly difficult market to raise a PIPE in these days, but you did add a lot of committed capital to this deal. So could you walk through some of those mechanisms and why is that important in this current climate?

Bill Chen (16:30):

I will say SPAC itself is very valuable vehicle for a middle-sized company pursuing public listing, especially in current market. The IPO, traditional IPO is very difficult because the initial flow and pure equity financing is very difficult to get. On other side, SPAC has a flexibility to help a company to get listed. Also, we have a flexibility to reach the PIPE or whatever financing fit for the company. In ProSomnus's case, we did convertible almost $30 million and we also committed $10 million from equity. So this combined $40 million will help company to grow, focus on business growth, and do the marketing and product development. If the company choose the IPO, in the current market, we believe this is almost not possible to achieve. And also, on financing side, we do have a good connection to different appetite of the investors, and so we choose the investor wishing fastest growth for the business.

Len Liptak (17:42):

For us, the reason why we chose to look at a SPAC and/or an IPO at this stage was, we had a very deliberate multi-faced plan for how we wanted to commercialize the business and we felt that we'd achieved our goals for phase one, which were to validate our value proposition, validate our manufacturing approach, validate that our devices worked clinically, validate our business model and our commercial approach. Once we felt pretty confident that we had validated those, let's say, phase one milestones for our company, then we knew that we wanted to scale up the business and invest in expanding our sales team, expanding internationally, investing in the technology we spoke about earlier to help expand our gross margin but scale up our manufacturing.

Len Liptak (18:25):

And then Nick, you also asked about our new sensor device. Well, we're embedding various sensors into our device, which we think is going to be a fabulous addition to the management of sleep apnea, whereas right now, our devices are, let's say, a treatment for sleep apnea by embedding various sensors into our device. It's then going to enable the healthcare provider to not just treat the sleep apnea but manage the disease on an ongoing basis, much like a Dexcom helps with ongoing management of diabetes with continuous glucose monitoring, right? So that's where we're taking the business, is continuing to optimize the therapy, the therapeutic device, but that embeds sensors that allow for continuous monitoring and management of the disease. And so it was very clear to us that as we achieved those milestones, we looked at the opportunities in front of the company, that it was the right time to think about accessing public markets for the purpose of financing our growth initiatives.

Nick Clayton (19:17):

That's interesting, and that's something I would say that makes this deal different from a lot of the other deals that we kind of lump together, because a lot of the companies that get targeted by SPACs are still several phases away from commercialization, whereas you are a revenue-generating company. And the remote monitoring version is interesting to me. It seems like there would be some potential for recurring revenue opportunities along with that. Can you get into that a little bit?

Len Liptak (19:39):

Yeah, sure. Absolutely. There are generally what's considered remote physiologic monitoring codes. As we all can appreciate, there is an economic benefit for a physician being able to monitor the progress of the patient without that patient having to come into the office. Once the patient comes into the office, it's expensive and inconvenient, and then also, in the environment of COVID and in the situation that we're in, people want to do things remotely. So many insurance payers, as well as CMS, are willing to pay ongoing fees for data and reports that allow the physician to monitor the performance and health of the patient remotely. And if the patient is not doing well, the technology sends an alert to the healthcare provider saying, "Maybe you should adjust the patient's therapy or call them in for a more thorough diagnostic test." So yeah, that disease management platform is an opportunity for recurring revenue streams, which we think will significantly enhance our business model.

Len Liptak (20:36):

And then to loop back to what you just said as well, I mean, I think that's why we're excited to work with Bill on this SPAC, is we're a different flavor of SPAC than maybe what has been seen previously in that we've treated now, successfully treated over 150,000 patients. We do have revenues, we have a couple thousand customers that are prescribing, healthcare providers that are prescribing from us. So we're beyond the concept phase and we actually are in commercial phase. We have multiple FDA clearances, multiple patents granted, and so now, we're building off that foundation. We think we still have incredible amount of upside and room to go. We're building from a platform that's been validated.

Nick Clayton (21:13):

Great. And just real quickly, from your perspective, Bill, how important was that commercialization and that readiness on ProSomnus's part, your process in terms of evaluating them and the fact that coming up with a value for ProSomnus, there are listed comparable companies already out there?

Bill Chen (21:28):

I think we are very privileged to have a chance to work with ProSomnus. As Len said, the company has started a foundation, the base of patients, health providers, and the regions it would serve. All those foundations are very important. And compared to other SPAC targets, which some of them are pre-revenue, I would say from a financial investor perspective, they may have a good future, but however, they're quite risky because the commercialization is a very challenging task for the founder, especially the technology founder. Med-tech or whatever other high-tech, AI, all those other sectors, the commercialization, in my eye, that is very important. So technology and the current operating platform, they both are very important for an investor.

Marlena Haddad (22:31):

And I would imagine that a public listing is going to be a boon for getting the word out about ProSomnus, but what are some of the other benefits of a public listing that you're looking forward to?

Len Liptak (22:43):

Well, yeah. I mean, it's interesting, Marlena. Almost every single time we speak with anyone about our business, we get a customer. They loop back to us after the event and say, "Hey, I've got an uncle," or, "Hey, I've got a bed partner," or, "Hey, I've got a..." Whoever. "Can you introduce them to a provider?" and we're always happy to do that. So we do pick up quite a bit of customer referrals, patient referrals from these events.

Len Liptak (23:07):

But we're very excited to get access to the capital we need to grow the business. Growth is difficult, as Bill mentioned, and growth is expensive, and so we really want to try to... We think that being a publicly traded company gives us a lot of credibility also with partnerships with other publicly traded companies. It gives us legitimacy so we can work with other publicly traded companies or large established companies. So all of those things, I think, are really important parts of going public, the access to the cash but also the credibility to be able to engage and work with other companies in the space.

Len Liptak (23:38):

And our ticker symbol's going to be OSA, which is obstructive sleep apnea, so we're really excited to have the OSA ticker symbol, and our chief medical officer, who is credited with discovering sleep apnea as a disease, is also credited with coining the term obstructive sleep apnea and OSA. So for us, we try to be a mission-driven organization. I think it's really important if you're an innovative startup. If you're going to run through a wall, you got to be a little crazy. It's not just about the money, right? It's got to be about something more than that, and if you're going to ask your employees to run through a wall, if you try to be mission-driven, but little things like that, where we can pick a ticker symbol that matches our chief medical officer's discovery, all that builds into our company culture and helps inspire us to achieve our goals.

Marlena Haddad (24:22):

Definitely. And do you see M&A being a part of that picture moving forward? And what would be your strategy for that?

Len Liptak (24:29):

Yeah. Two things. We are going to focus on providing the best therapy possible for patients with OSA. We believe based on the science and based on the technology trajectories and the trends that we have a viable chance to be the leading OSA therapy, period. And if we can continue to make progress on that, we have no doubt that there are going to be companies that are interested in acquiring us along the way, and if it were in the best interest of shareholders, we would take a look at that, because some of these companies already do have good established international channels. They can commercialize and get things to market maybe faster than we can or more broadly than we can. So if there are legitimate synergies, then of course we would take a look at that. But right now, our team is singularly focused on being the leading OSA therapy, period, and then we'll address those strategic options when they arise.

Marlena Haddad (25:15):

And from a technology standpoint, we've already touched on what you have coming soon, but what are some of the innovations that you're most excited about in terms of the next generation of devices or other potential applications?

Len Liptak (25:29):

Yeah, I think the sensor stuff is really fascinating because there's a good amount of research showing that certain physiologic metrics, like hypoxic burden or delta heart rate are, in fact, predictive of all-cause mortality or cardiovascular events, so we're really excited to be able to capture some of that data and feed it to healthcare providers so they can do a better job of managing those comorbidities. And also, I think that the big data implications of continuous nightly oxygen monitoring and how that plugs into a big data healthcare approach is going to be quite fascinating down the road. So we think by putting a sensor inside the mouth, tracking physiologic metrics on a continuous basis, a nightly continuous basis is going to create tremendous benefits for the healthcare industry and healthcare environment in general.

Nick Clayton (26:16):

Great. Well, before I let you guys go, could you give us a quick update for our listeners in terms of what you're expecting in terms of the timeline of this transaction and when we get to that kind of exciting symbol switch and all that?

Len Liptak (26:25):

Yeah.

Bill Chen (26:27):

I think we are expecting to close towards the end of October or middle of November. That's the timeframe.

Nick Clayton (26:33):

Okay, great. Well, like you said, I'm hoping that you're converting a few more people while talking here, because I'm sure there's some people out there that have those machines in the corner, as we know with just how many people have issues with OSA. And we look forward to seeing how this deal does and how you guys bring it all to close later this year. We're looking forward to it. It's pretty exciting. But thanks so much for being on.

Len Liptak (26:55):

Yeah. Thank you. Thank you.

Bill Chen (26:55):

Thank you so much. Thank you.

About ProSomnus

ProSomnus is the first manufacturer of precision, mass-customized oral appliance therapy devices to treat OSA, which affects over 74 million Americans and is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. ProSomnus’s patented devices are a more comfortable and less invasive alternative to Continuous Positive Airway Pressure (CPAP) therapy, and lead to more effective and patient-preferred outcomes. With more than 150,000 patients treated, ProSomnus’s devices are the most prescribed oral appliance therapy in the U.S. To learn more, visit www.ProSomnus.com.

In May 2022, ProSomnus entered a definitive merger agreement with Lakeshore Acquisition I Corp. (Nasdaq: LAAA), a special purpose acquisition company. Upon closing, the combined company is expected to change its name to ProSomnus, Inc. and its Class A common stock is expected to be traded on the Nasdaq Capital Market under the symbol “OSA”.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Lakeshore Acquisition I Corp. (together with its successors, the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus, HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Purchaser’s securities; (ii) the risk that the transaction may not be completed by Purchaser’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Purchaser; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Purchaser, the satisfaction of the minimum cash amount following any redemptions by Purchaser’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Purchaser related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Purchaser’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its convertible debt financing; (xv) the risk of potential future significant dilution to stockholders resulting from lender conversions under the convertible debt financing; and (xvi) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. A further list and description of risks and uncertainties can be found in Purchaser’s initial public offering prospectus dated June 10, 2021 and in Purchaser’s quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) subsequent thereto and in the Registration Statement on Form S-4 and proxy statement that has been and will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser, Merger Sub, ProSomnus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser has and will file relevant materials with the SEC, including the Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from Purchaser. The Registration Statement on Form S-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Purchaser at 667 Madison Avenue, New York, NY 10065.

INVESTORS AND SECURITY HOLDERS OF PURCHASER ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, PROSOMNUS AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser, Merger Sub, ProSomnus, certain stockholders of ProSomnus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Purchaser common stock in respect of the proposed transaction. Information about Purchaser’s directors and executive officers and their ownership of Purchaser’s ordinary shares is set forth in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Purchaser, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.